UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

Management Discussion and Analysis of Financial Condition
and Results of Operations

Management Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the fiscal quarter ended May 31, 2003 in comparison with those for the fiscal quarter ended May 31, 2002 and for the six months ended May 31, 2003 in comparison with those for the six months ended May 31, 2002. This discussion should be read in conjunction with the Company’s unaudited financial statements for the fiscal quarter and six months ending May 31, 2003, its 2002 Audited Financial Statements and the 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.

In 2002, the Company expanded the business scope of its wholly owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary – Offshore Systems International Inc. was reactivated and renamed to OSI Geomatics Inc. to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s new business unit – OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture - Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS®; allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces applications.

At June 30, 2003, the Company has 25,929,914 common shares, 30,262 Class A preference shares - Series A and 61,244 Class B preference shares - Series 1 outstanding.

Results of Operations

For the quarter ended May 31, 2003, the Company had net earnings of $152,162, or $.00 per share on a basic and diluted basis and for the six months ended May 31, 2003, the Company had net earnings of $400,410, or $.01 per share on a basic and diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended May 31				Six months ended May 31

	2003		2002		2003		2002
	%		%		%		%

Revenue
Systems and system components	62.2%		81.4%		67.9%		79.7%
Software	1.4%		3.3%		3.8%		5.3%
Geomatics	30.9%		12.2%		24.6%		11.9%
Other	5.5%		3.1%		3.7%		3.1%

	100.0%		100.0%		100.0%		100.0%

Direct costs	41.8%		54.7%		44.6%		52.0%

Gross profit	58.2%		45.3%		55.4%		48.0%

Expenses
General and administrative	20.3%		17.0%		19.8%		17.2%
Research and development	13.6%		11.0%		13.6%		10.7%
Sales and marketing	17.0%		11.4%		15.4%		12.2%
Amortization	3.0%		2.7%		2.6%		2.8%
Interest	0.0%		0.0%		0.0%		0.0%
Foreign exchange loss	1.6%		0.0%		2.8%		0.3%
Technology Partnerships Canada royalty	0.4%		2.8%		0.8%		4.8%
Technology Partnerships Canada contribution	(2.7%	)	(6.2%	)	(5.8%	)	(6.0%	)

	53.2%		38.7%		49.2%		42.0%

Earnings from operations	5.0%		6.6%		6.2%		6.0%

Income tax recovery	0.0%		(1.5%	)	0.0%		(2.2%	)

Earnings for the period	5.0%		8.1%		6.2%		8.2%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and system components, Software, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source in accordance with generally accepted accounting principles. Certain systems revenue is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project or for each segment of the project. Certain other systems revenue and revenue from software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services. Systems revenue under bill-and-hold arrangements, whereby revenue was recognized but goods have not been shipped, is recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Revenue from the sale of geomatics products is recognized when the products are delivered. Revenue from projects for geomatics services is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project or for each segment of the project. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with the customer.

Consolidated revenue for the quarter ended May 31, 2003 was $2,958,027, compared with $3,827,452 for the quarter ended May 31, 2002, a decrease of $869,425 or 23%. Consolidated revenue for the six months ended May 31, 2003 was $6,521,202, compared with $7,112,970 for the six months ended May 31, 2002, a decrease of $591,768 or 8%. The Company’s quarterly revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 82% of the consolidated revenue for the six months ended May 31, 2003 compared to 96% of the consolidated revenue for the six months ended May 31, 2002.

Segment Results

Revenue from the Systems segment for the six months ended May 31, 2003 was $4,914,240, compared to $6,266,734 for the six months ended May 31, 2002, a decrease of $1,352,494 or 22%. This decrease is largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001.

Revenue from the Geomatics segment for the six months ended May 31, 2003 was $1,606,962 compared to $846,236 for the six months ended May 31, 2002, an increase of $760,726 or 90%. In the six months ended May 31, 2003, most of the increased revenue resulted from the Company’s expansion into the land mapping market, although some increases in revenues stemmed from the existing customer base.

Gross Profit

The Company’s gross profit decreased $9,807 to $1,722,881 for the quarter ended May 31, 2003 from $1,732,688 for the same quarter in 2002 and increased $195,250 to $3,611,319 for the six months ended May 31, 2003 from $3,416,069 for the same period in 2002. Gross profit percentage increased to 58.2% for the quarter ended May 31, 2003 from 45.3% for the quarter ended May 31, 2002 and increased to 55.4% for the six months ended May 31, 2003 from 48.0% for the six months ended May 31, 2002. The low gross profit percentages in 2002 were attributable to a major project that included a large portion of third party products. The Company’s quarterly gross profit is primarily affected by relative mix of value-added products and services, fluctuations in materials costs, manufacturing effectiveness and efficiency and the ability to manage inventory effectively.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative, personnel professional fees, public company expenses, related facility costs and general administrative expenses. G&A decreased $49,431 for the quarter ended May 31, 2003 to $599,816 from

$649,247 in the comparative 2002 quarter. For the six-month period ended May 31, 2003, G&A increased $67,865 to $1,294,260 from $1,226,395 in the comparative 2002 period. As a percent of revenue, G&A increased to 20.3% from 17.0% when comparing the current quarter to the same quarter last year and increased to 19.8% from 17.2% when comparing the six months ended May 31, 2003 and 2002. The year to date increase is the result of additions to the Company’s administrative support team, increased liability insurance costs and the adoption of the new stock-based compensation guidelines as required under Cdn GAAP.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued and will continue to invest in new product development in 2003. The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. R&D spending decreased slightly to $400,997 (13.6% of revenue) for the current quarter compared to $419,125 (11.0% of revenue) for the quarter ended May 31, 2002. For the six months ended May 31, 2003, R&D spending increased $126,388 to $884,072 (13.6% of revenue) from $757,684 (10.7% of revenue) for the same period in 2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities the Company is pursuing.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC has agreed to grant financial assistance to the Company for the purpose of assisting the Company in funding its research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003. During the quarter, the Company incurred eligible costs of $78,874 and has claimed the full amount. To May 31, 2003, the Company has claimed the full amount eligible under the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the sales of its subsidiary Offshore Systems Ltd. To May 31, 2003, the Company has either paid or accrued for future payment royalties of $1,118,700.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $66,545 for the quarter ended May 31, 2003 to $501,914 (17.0% of revenue) from $435,369 (11.4% of revenue) for the same quarter in 2002. For the six months ended May 31, 2003, S&M increased $134,190 to $1,003,565 (15.4% of revenue) from $869,375 (12.2% of revenue) for the same period last year. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Asia-Pacific markets. These expansion efforts required the Company to hire additional S&M staff. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products.

Amortization

Total amortization decreased for the quarter and six months ended May 31, 2003 when compared to the same periods in 2002. For the current quarter, amortization was $87,371 down $14,136 from the quarter ended May 31, 2002. For the six-month period ended May 31, 2003, amortization was $169,936 down $28,015 from the same period last year. The decrease reflects the final amortization of deferred chart costs in the fiscal year 2002.

Interest

Interest expense decreased for the quarter ended May 31, 2003 to $39 from $1,299 for the quarter ended May 31, 2002 and for the six months ended May 31, 2003 to $289 from $3,044 for the same period in 2002 because the Company did not utilize its credit facility during these periods.

Income Taxes

Based on the information available at the time of the issue of the unaudited May 31, 2003 financial statements, the Company estimated that it has sufficiently allowed for the application of taxable earnings in future years to draw down a portion of the Company’s $4,709,626 Canadian non-capital losses carried forward. As a result of this assessment, the valuation allowance and the future tax asset did not change for the quarter and six months ended May 31, 2003. The Company does not consider it more likely than not that the remaining future tax asset will be recovered so in accordance with Canadian GAAP, the Company provided a valuation allowance of $2,397,512 against the total future tax asset. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the quarter ended May 31, 2003 were $152,162, or 5.0% of revenue, compared to $311,465 for the same quarter of 2002, or 8.1% of revenue. For the six months ended May 31, 2003, consolidated net earnings were $400,410, or 6.2% of revenue, compared to $579,317, or 8.2% of revenue for the six months ended May 31, 2002.

Liquidity and Capital Resources

At May 31, 2003, the Company has current assets of $9,784,065, current liabilities of $2,548,274 and a cash position of $5,306,158. Working capital increased $2,786,299 to $7,235,791 at May 31, 2003 from $4,449,492 at November 30, 2002 primarily through an increase in cash and a decrease in billings in excess of revenues.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at May 31, 2003. The Company has issued standby letters of credit totalling US$859,900. The company has utilized the standby letters of credit to back certain performance obligations to our customers. The Company has entered forward exchange contracts in the amount of US$1,786,000. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Operating cash flow for the six months ended May 31, 2003, before changes in non-cash working capital items, was $613,396, compared with $622,278 for the six months ended May 31, 2002, a decrease of $8,882.

Changes in non-cash working capital items were a usage of cash of $870,398 for the six months ended May 31, 2003 compared to usage of cash of $1,904,307 for the same period in 2002. Changes occurred in most non-cash working capital items between these two periods — all within the normal business activities of the Company. The three largest changes in non-cash working capital were to Accounts receivable, Accounts payable and accrued liabilities and Billings in excess of revenues. These changes reflect the regular business activities of the Company.

Net cash provided by financing activities for the six months ended May 31, 2003 amounted to $2,521,380 compared $238,628 for the same period in 2002. The issuance of preferred and common shares provided funds of $2,792,555 for the six months ended May 31, 2003 compared to $238,628 for the same period in 2002. Common Shares purchased under the Company’s Normal Course Issuers Bid used funds of $271,175 for the six months ended May 31, 2003 compared to nil for the same period in 2002.

Cash used in investing activities totalled $202,413 for the six months ended May 31, 2003, compared with $292,292 for the same period in 2002. The decrease is reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $2,061,965 for the six months ended May 31, 2003 compared to a decrease of $335,693 for the six months ended May 31, 2002.

The Company’s current ratio increased to 3.8: 1 at May 31, 2003 compared to 2.0:1 at November 30, 2002.

Backlog

Total backlog as at May 31, 2003 is $5.4 million compared to $6.1 million at November 30, 2002. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at May 31, 2003 was at $2.5 million compared to $3.7 million at November 30, 2002 and $5.8 million at May 31, 2002. The high firm backlog balance at May 31, 2002 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence awarded to the Company in the last half of FY2001. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at May 31, 2003 was at $2.9 million compared to $2.4 million at November 30, 2002.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued and will continue to pursue major contracts and as a result there could be large variations in its total backlog position from one fiscal quarter to another.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in total backlog as no evidence exists that the contracts would be terminated.

Recent Corporate Developments

In March 2003, the Company, through its nautical charting and land mapping division, OSI Geomatics, announced that it has won a contract with the City of Ottawa to produce land mapping data critical to the planning and management of city infrastructure in the Nation’s capital.

Again, in March 2003, the Company confirmed that it and its teaming partners have been short-listed as potential contractors to supply its ECPINS® navigation display system to two international customers in the military defence industry. The award of formal contracts is subject to further technical evaluation and preparation of formal agreements. In May 2003, the Company announced the signing of a contract by one of the two international customers – the Royal New Zealand Navy.

In April 2003, the Company:

•	received a contract from the Canadian Navy to develop submarine navigation systems for deployment on the Canadian Navy’s Victoria Class Navy submarines,

•	announced that its nautical charting and land mapping division, OSI Geomatics, has received new sales contracts worth over CDN$950,000,

•	announced that its systems division, Offshore Systems Ltd. (“OSL”), has received follow-on orders from the Canadian and the Danish navies worth CDN $1,430,000. The orders are for additional services, equipment, and upgrades related to the navies’ fleet-wide deployment of Offshore’s proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System - Military) and

•	announced that its systems division, OSL, has entered into an agreement with Kelvin Hughes Limited, part of Smith Marine Systems, to jointly pursue opportunities to supply electronic navigation systems to military customers. With an initial focus on the UK the companies will offer navigation systems compliant to the NATO Warship Electronic Chart Display and Information System standard (“WECDIS”). In June 2003, OSL and Kelvin Hughes were joined by Lockheed Martin UK to pursue the contract opportunity with the Royal Navy.

In May 2003, the Company announced that its systems division, OSL, has signed a contract with the Royal New Zealand Navy. The contract, valued at over CDN$1,000,000 with all options exercised, will see Offshore’s proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System - Military) deployed across the navy’s entire fleet.

In June 2003, the Company:

•	announced that its nautical charting and land-mapping division, OSI Geomatics, has been awarded a contract by a large US mapping company valued at over CDN$1,000,000. Under the contract, OSI Geomatics will provide data production services in support of a state-wide mapping project,

•	announced that its systems division, OSL, has signed a multi-year agreement with Furuno Electric Company Ltd., a world-leading marine electronics company. The agreement will see the two companies work together to produce an electronic ship navigation system which Furuno will sell and service through its worldwide dealer network and

•	announced that Lockheed Martin UK has teamed with Kelvin Hughes Ltd and OSL to bid into the initial competitive stage of the United Kingdom’s Ministry of Defence’s requirement for WECDIS, which is being considered for installation into all Royal Navy ships. The team includes Babcock Design and Technology Ltd who would manage the task of ship-fitting design and the installation of the systems into the Fleet.

Change in Accounting Policy

Effective December 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002.

Risks and Uncertainties

Past performance is not a guarantee of future performance. Certain statements made in this report by the Company constitute forward looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed in the 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations and the additional factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

We depend on offshore sub-contract labour in our geomatics operations to maintain a competitive position in the geomatics marketplace.

Our geomatics operations are highly dependent upon labour resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labour resources will be available when we require them and at the levels we require them. Accordingly, maintaining our competitiveness will depend on a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor,
•	the cultural compatibility between Canada and the home country of each sub-contractor,
•	the English language proficiency of the labour resources made available to us,
•	labour pool characteristics such as work ethic, education, skill level and attrition and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our geomatics operations in the future.

We may pursue strategic relationships, investments and acquisitions. We may not be able to successfully manage our operations if we fail to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, the Company may expand its product offerings to include application software products that are complementary to its existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:

•	difficulty in integrating the third party product with the Company’s products,
•	undiscovered software errors in the third party product,
•	difficulties in selling the third party product,
•	difficulties in providing satisfactory support for the third party product,
•	potential infringement claims from the use of the third party product and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:

•	issues related to product transition (such as development, distribution and customer support),
•	the substantial management time devoted to such activities,
•	the potential disruption of the Company’s ongoing business,
•	undisclosed liabilities,
•	failure to realize anticipated benefits (such as synergies and cost savings) and
•	the difficulty of integrating previously distinct businesses into one business unit.

Our products rely on third party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:

•	remain in business,
•	support the Company’s product lines,
•	maintain viable product lines and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
May 31, 2003 and 2002
(expressed in Canadian dollars)

Offshore Systems International Ltd.
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	May 31,	November 30,
	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	5,306,013	3,244,048
Accounts receivable (note 2)	3,477,158	3,968,639
Inventory (note 3)	645,275	1,266,806
Prepaid expenses and deposits	256,759	232,215
Future tax asset	98,860	98,860

	9,784,065	8,810,568

Future tax asset	554,856	554,856

Property, plant, and equipment (note 4)	1,433,490	1,401,014

	11,772,411	10,766,438

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,290,980	2,584,409
Billing in excess of revenues	123,352	1,642,725
Rent payable	133,942	133,942

	2,548,274	4,361,076

Accrued long term royalties	226,653	372,717

	2,774,927	4,733,793

Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares
100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares – Series A (2002 – 41,296, Note 6(b))	—	—
61,244 Class B preference shares – Series 1 (2002 – nil, Note 6(c))	2,065,420	—
25,956,465 Common shares (2002 – 26,043,243, Note 6(a))	18,116,669	18,220,929

	20,182,089	18,220,929
Warrants	661,575	—
Additional Paid in Capital	43,050	—
Deficit	(11,889,230)	(12,188,284)

	8,997,484	6,032,645

	11,772,411	10,766,438

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statement of Earnings and Deficit (unaudited)
For the periods ended May 31, 2003 and 2002
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	May 31		May 31

	2003	2002	2003	2002
	$	$	$	$

Revenue
Systems and system components	1,837,497	3,116,609	4,422,014	5,670,565
Geomatics	914,768	465,618	1,606,962	844,890
Software	42,692	126,834	248,069	376,874
Other	163,070	118,391	244,157	220,641

	2,958,027	3,827,452	6,521,202	7,112,970

Cost of sales	1,235,146	2,094,764	2,909,883	3,696,901

Gross profit	1,722,881	1,732,688	3,611,319	3,416,069

Expenses
General and administrative	599,816	649,247	1,294,260	1,226,395
Research and development	400,977	419,125	884,072	757,684
Sales and marketing	501,914	435,369	1,003,565	869,375
Amortization	87,371	101,507	169,936	197,951
Interest	39	1,299	289	3,044
Foreign exchange loss	46,255	1,349	183,223	18,869
Technology Partnerships Canada royalty	13,221	107,895	52,444	344,937
Technology Partnerships Canada contribution	(78,874)	(237,568)	(376,880)	(426,513)

	1,570,719	1,478,223	3,210,909	2,991,742

Earnings from operations	152,162	254,465	400,410	424,327

Future income tax recovery	—	57,000	—	154,990

Earnings for the period	152,162	311,465	400,410	579,317

Deficit – Beginning of period	(11,956,630)	(13,555,463)	(12,188,284)	(13,823,315)

Premium on purchase and cancellation of common shares	(84,762)	—	(101,356)	—

Deficit – End of period	(11,889,230)	(13,243,998)	(11,889,230)	(13,243,998)

Basic earnings per share	0.00	0.01	0.01	0.02

Diluted earnings per share	0.00	0.01	0.01	0.02

Weighted average number of common shares outstanding – basic	26,031,356	24,862,548	26,031,356	24,862,548

Weighted average number of common shares outstanding – diluted	26,922,951	27,066,424	26,922,951	27,066,424

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Consolidated Statements of Cash Flows (unaudited)
For the periods ended May 31, 2003 and 2002
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	May 31		May 31

	2003	2002	2003	2002
	$	$	$	$

Cash flows from operating activities
Net earnings for the period	152,162	311,465	400,410	579,317
Items not affecting cash
Amortization	87,371	101,507	169,936	197,951
Stock based compensation	21,000	—	43,050	—
Future tax asset	—	(57,000)	—	(154,990)

	260,533	355,972	613,396	622,278

Changes in non-cash working capital items
Accounts receivable	(744,099)	610,941	491,481	(118,529)
Inventory	114,858	137,055	621,531	(274,774)
Prepaid expenses and deposits	23,523	(217,748)	(24,544)	(351,708)
Accounts payable and accrued liabilities	(184,478)	(588,907)	(293,429)	229,807
Billings in excess of revenues	(62,409)	208,831	(1,519,373)	(327,571)
Long term royalties	97,085	52,651	(146,064)	(61,532)

	(755,520)	202,823	(870,398)	(904,307)

	(494,987)	558,795	(257,002)	(282,029)

Cash flows from financing activities
Issue of Common stock	56,432	88,206	65,560	238,628
Issue of Class B preference shares - Series 1 and warrants, net of issue costs	(14,540)	—	2,726,995	—
Share repurchases	(223,012)	—	(271,175)	—

	(181,120)	88,206	2,521,380	238,628

Cash flows from investing activities
Additions to property, plant, and equipment	(172,659)	(194,464)	(202,413)	(292,292)

Increase (decrease) in cash and cash equivalents	(848,766)	452,537	2,061,965	(335,693)

Cash and cash equivalents – Beginning of period	6,154,779	1,249,395	3,244,048	2,037,625

Cash and cash equivalents – End of period	5,306,013	1,701,932	5,306,013	1,701,932

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

1	Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the company. These financial statements have been prepared by the company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to interim financial statements, applied on a consistent basis, except as described in Note 7 with respect to the accounting for stock-based compensation. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in Canada for annual financial statements. These interim unaudited consolidated financial statements and notes thereon should be read in conjunction with the audited financial statements and notes included in the company’s Annual Report for the year ended November 30, 2002.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Accounts receivable

	May 31,	November 30,
	2003	2002
	$	$

Trade	1,941,516	2,785,531
Unbilled revenue	1,254,581	872,128
Technology Partnerships Canada contribution	238,490	157,708
Other	42,571	153,272

	3,477,158	3,968,639

3	Inventory

	May 31,	November 30,
	2003	2002
	$	$

Materials and components	629,344	1,198,719
Work in progress	3,843	—
Finished goods	12,088	68,087

	645,275	1,266,806

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

4	Property, plant, and equipment

	May 31, 2003

		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,716,760	2,726,753	990,007
Computer software	672,253	334,191	338,062
Furniture and fixtures	124,388	81,465	42,923
Leasehold improvements	222,196	181,056	41,140
Licenses and patents	57,267	35,909	21,358

	4,792,864	3,359,374	1,433,490

	November 30, 2002

		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,557,622	2,629,162	928,460
Computer software	630,036	272,235	357,801
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711
Licenses and patents	57,267	34,785	22,482

	4,590,452	3,189,438	1,401,014

5	Accounts payable and accrued liabilities

	May 31,	November 30,
	2003	2002
	$	$

Trade	919,387	1,323,991
Accrued liabilities	755,791	431,563
Accrued employee costs	469,666	489,475
Accrued royalties	146,136	339,380

	2,290,980	2,584,409

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

6	Capital Stock

(a)	Issued and outstanding Common shares

	May 31, 2003		November 30, 2002

	Number of		Number of
	common	Amount	common	Amount
	shares	$	shares	$

Balance – Beginning of year	26,043,243	18,220,929	24,694,549	17,625,427
Issued during the year
Exercise of stock options	144,788	65,560	1,206,664	495,752
Exercise of share purchase warrants	—	—	125,000	99,750
Class A preference shares converted	11,034	—	17,030	—
Common stock purchased and cancelled	(242,600)	(169,820)	—	—

Balance – End of year	25,956,465	18,116,669	26,043,243	18,220,929

(b)	Class A preference shares

The company has 30,262 (November 30, 2002 — 41,296) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c)	Class B preference shares

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $277,205. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

(d)	Earnings per share

	Three Months Ended		Six Months Ended
	May 31		May 31

	2003	2002	2003	2002
	$	$	$	$

Basic earnings per share
Net earnings	152,162	311,465	400,410	579,317
Less: preferred share dividends	45,933	—	45,933	—

Net earnings available to common shareholders	106,229	311,465	354,477	579,317

Weighted average number of common shares outstanding	26,031,356	24,862,548	26,031,356	24,862,548

Basic earnings per share	0.00	0.01	0.01	0.02

Diluted earnings per share
Net earnings	152,162	311,465	400,410	579,317
Less: preferred share dividends (*1)	45,933	—	45,933	—

Net earnings available to common shareholders	106,229	311,465	354,477	579,317

Weighted average number of common shares outstanding	26,031,356	24,862,548	26,031,356	24,862,548
Dilutive effect of Class A preference shares – Series A	30,262	58,326	30,262	58,326
Dilutive effect of Class B preference shares – Series 1 (*1)	—	—	—	—
Dilutive effect of stock options	861,333	2,124,565	861,333	2,124,565
Dilutive effect of warrants	—	20,985	—	20,985

Adjusted weighted average number of common shares outstanding	26,922,951	27,066,424	26,922,951	27,066,424

Diluted earnings per share	0.00	0.01	0.01	0.02

(*1) The Class B preference shares – Series 1 are anti-dilutive for the purposes of calculating diluted earnings per share for both the three and six months ended May 31, 2003.

(e)	Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16 to May 31, 2003, the Company purchased 242,600 of its common shares under the normal course issuer bid at an average cost of $1.12 per share for an aggregate consideration of $271,175. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

7	Stock based compensation

Effective December 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

after December 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees, stock option and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Company’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	May 31,	May 31,
	2003	2002
	$	$

Net earnings	400,410	579,317
Additional compensation expense	399,713	416,432

Pro forma net earnings	697	162,885

Pro forma basic earnings per share	0.00	0.01

Pro forma diluted earnings per share	0.00	0.01

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9% (2002 - 2.1% and 2.6%); (ii) expected volatility between 45% and 114% (2002 — 50% and 73%); (iii) an estimated average life of 1 to 5 years (2002 — 3 to 5 years); and (iv) an expected dividend yield of 0% (2002 — 0%).

The weighted average fair value of the options granted during the six month period ended May 31, 2003 was $0.56 per option.

8	Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the company’s audited financial statements for the year ended November 30, 2002.

	Three Months Ended			Six Months Ended
		May 31, 2003			May 31, 2003

	Systems	Geomatics	Total	Systems	Geomatics	Total
	$	$	$	$	$	$

Revenue	2,045,284	912,743	2,958,027	4,914,240	1,606,962	6,521,202
Technology Partnerships Canada — net	(65,653)	—	(65,653)	(324,436)	—	(324,436)
Interest expense	—	39	39	—	289	289
Net earnings	62,185	89,977	152,162	292,674	107,736	400,410
Property, plant and equipment expenditures	145,361	27,298	172,659	164,428	37,985	202,413
Amortization	62,249	25,122	87,371	120,948	48,988	169,936

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

	Three Months Ended			Six Months Ended
		May 31, 2003			May 31, 2003

	Systems	Geomatics	Total	Systems	Geomatics	Total
	$	$	$	$	$	$

Revenue	3,360,488	466,964	3,827,452	6,266,734	846,236	7,112,970
Technology Partnerships Canada — net	(129,763)	—	(129,763)	(81,576)	—	(81,576)
Interest expense	1,112	187	1,299	2,592	452	3,044
Income Tax Recovery	57,000	—	57,000	154,990	—	154,990
Net earnings	284,978	26,487	311,465	554,586	24,731	579,317
Property, plant and equipment expenditures	190,574	3,890	194,464	227,123	65,169	292,292
Amortization	57,346	44,161	101,507	105,158	92,793	197,951

	May 31, 2003

	Systems	Geomatics	Total
	$	$	$

Total assets employed	10,765,685	1,006,726	11,772,411

	November 30, 2002

	Systems	Geomatics	Total
	$	$	$

Total assets employed	9,633,345	1,133,093	10,766,438

Geographically, revenues reported are based on the location of the company’s customers.

	Three Months Ended		Six Months Ended
	May 31		May 31

	2003	2002	2003	2002
	$	$	$	$

Canada	1,090,284	1,018,385	1,937,245	2,873,814
United States	995,649	1,734,797	2,600,443	2,538,391
Denmark	872,094	1,074,270	1,983,514	1,700,765

Total	2,958,027	3,827,452	6,521,202	7,112,970

Geographically, property, plant and equipment are reported based on location. At May 31, 2003 and 2002, all of the company’s property, plant and equipment was located in Canada.

Offshore Systems International Ltd.
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2003
(expressed in Canadian dollars)

9	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At May 31, 2003, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,786,000. The exchange rates set in the forward exchange contracts ranged between $1.3508 to $1.4029 for US$1.00. The contracts mature between June 2003 and May 2004.

10	Reclassifications

Certain balances for the six months ended May 31, 2002 have been reclassified to conform to the presentation adopted for the current period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“John A. Jacobson” Title: President & CEO

Date: July 22, 2003